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~~ANNUAL AUDITED REPORT~~

FORM X-17A-5
PART III

SEC FILE NUMBER
8-42662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/1/18__ AND ENDING __9/30/19__

_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern Hwy., Ste 200

(No. and Street)

Farmington Hills	Michigan	48334
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman A. Pappas

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name – *if individual, state last, first, middle name*)

27725 Stansbury	Farmington Hills	Michigan	48334
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

SEC
Mail Processing Section

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

DEC 30 2019
RECEIVED

DEC 3 0 2019
Washington DC
415

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Norman A. Pappas _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company _____ , as of September 30 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____

_____
Signature

_____
President/CCO
Title

BRIENNE DUFFY
Notary Public, State of Michigan
County Of Wayne
My Commission Expires 9/2023
Acting in the County of Oakland

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ENTERPRISE SECURITIES COMPANY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS



UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Enterprise Securities Company (the "Company") (a Michigan corporation) as of September 30, 2019, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Enterprise Securities Company's management. Our responsibility is to express an opinion on The Enterprise Securities Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Enterprise Securities Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Enterprise Securities Company's financial statements. The supplemental information is the responsibility of The Enterprise Securities Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as The Enterprise Securities Company's auditor since 2012.

Albany, New York
November 26, 2019

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2019

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	211,382
Commissions receivable		233,654
Refundable federal taxes		3,600
Refundable state taxes		1,417
Deferred income taxes		21,500
Total Current Assets	$	471,553

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions payable	$	79,778
Contingent liability		50,000
Related party payable		2,422
Total Current Liabilities		132,200

STOCKHOLDER'S EQUITY

Common stock - no par value		
Authorized - 60,000 shares		
Issued and outstanding - 1,000 shares		10,000
Retained earnings		329,353
Total Stockholder's Equity		339,353
Total Liabilities and Stockholder's Equity	$	471,553

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF INCOME (LOSS)
YEAR ENDED SEPTEMBER 30, 2019

REVENUE

Sales commissions	$	2,174,342	
Private placement commissions		3,326,523	5,500,865

EXPENSES

Commission expense	$	4,981,527	
Officer compensation		235,000	
Reimbursed operating expenses		247,422	
Professional fees		12,918	
Regulatory fees		65,727	5,542,594

LOSS FROM OPERATIONS	(41,729)
INTEREST AND DIVIDEND INCOME	11,187
LOSS BEFORE INCOME TAX	(30,542)

INCOME TAX EXPENSE

Current	6,703
Deferred (benefit)	(1,700)
	5,003

Net Loss	$	(35,545)

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2019

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
BALANCE - OCTOBER 1, 2018	1,000	$ 10,000	$ 364,898	$ 374,898
NET LOSS	----	----	(35,545)	(35,545)
BALANCE - SEPTEMBER 30, 2019	1,000	$ 10,000	$ 329,353	$ 339,353

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	(35,545)
Adjustments to reconcile net loss to net cash	
used in from operating activities	
Deferred income tax expense (benefit)	(1,700)
Changes in operating assets and liabilities	
Commissions receivable	(151,973)
Prepaid federal and state taxes	(610)
Commissions payable	6,256
Contingent liability	50,000
Related party payable	2,179
State income taxes payable	(1,555)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(132,948)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	344,330
CASH AND CASH EQUIVALENTS - END OF YEAR	211,382

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

NOTE 1 – NATURE OF OPERATIONS

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash and money market funds. At various times during the fiscal year, the Company's cash in bank balances exceeded the federally insured limits. Management has deemed this as a normal business risk.

Commissions Receivable

Commissions receivable represent commission earned on security transactions, which are recorded on a trade date basis. Commissions receivable are stated at their earned amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, private placements, annuities, and life insurance products.

Commissions on mutual funds, annuities and life insurance products are recorded based on the settlement date, which does not differ materially from trade date accounting for such transactions. The Company does not have additional obligations to service these contracts beyond the date of sale; as such there is only a single performance obligation for the aforementioned products sold. Private placements are single performance obligations, as these are one-time commissions recorded when the transaction is closed, and the Company does not need to further service the private placement.

Effective October 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition – Continued

amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five-step model to a) identify the contract(s) with a Customer, (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue, when (or as) the entity satisfies a performance obligation.

Upon review the Company has concluded that its adoption of ASC Topic 606 had no material impact on its revenues in 2019.

Securities and Exchange Commission rule 15c3-3 Exemption

The Company is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). All customer transactions are cleared through other broker-dealers. The Company promptly forwards all funds of its customers received in connection with its activities to other broker-dealers. The Company does not maintain margin accounts.

Customer Accounts

No client money is held in the Company's bank accounts or in escrow.

Income Tax

Income taxes are provided at the applicable rates based on items included in the determination of income for income tax purposes.

The Company's effective income tax rate is different than what would be expected if the Federal and state statutory rate were applied to income from continuing operations primarily because of expenses for financial reporting purposes that are not deductible for tax purposes.

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the temporary difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

**THE ENTERPRISE SECURITIES COMPANY
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2019**

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Tax - Continued

The Company evaluates income tax positions using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At September 30, 2019, there were no uncertain tax positions that require an accrual.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness) and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At September 30, 2019, the Company had net capital as defined of approximately $265,369 which was approximately $256,556 in excess of its minimum required net capital of $8,813 at September 30, 2019. The Company's ratio of aggregated indebtedness to net capital was .50 to 1 at September 30, 2019.

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company has an expense sharing agreement with an affiliate for a fixed percentage of operating expenses. Included in these expenses, is a month to month rental agreement for office space and equipment usage. The Company incurred $247,422 under this agreement as reimbursement of operating expenses for the year ended September 30, 2019. As of September 30, 2019, there is a $2,422 related party payable for the reimbursement of operating expenses.

Included in commission expense for the year ended September 30, 2019 is $4,688,968 of stockholder commissions. At September 30, 2019, commissions payable to the stockholder amounted to $79,778. The commissions are related to the sale of insurance products, annuities, investments funds and private placements. Included in expenses for the year ended September 30, 2019 is $235,000 of officer compensation paid to the stockholder.

NOTE 5 - CONTINGENCY

The Company is in negotiations with FINRA, relating to an alleged Rule 2010 violation that was determined during the 2019 FINRA examination. The Company is currently taking the appropriate steps to resolve this matter. The Company has accrued $50,000 to account for probable exposure related to this matter at September 30, 2019. The accrual is posted to Regulatory fees on the Statement of Loss.

NOTE 6 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to September 30, 2019 through November 26, 2019, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

THE ENTERPRISE SECURITIES COMPANY
NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
YEAR ENDED SEPTEMBER 30, 2019

Computation of net capital:		
Total capital	$	339,353
Nonallowable assets:		
Commissions receivable		47,466
Deferred income taxes		21,500
Refundable Income taxes		5,017
Total nonallowable assets		73,983
Net capital before haircuts on securities positions		265,369
Haircuts on securities		-
Net capital		265,369
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		8,813
Excess net capital	$	256,556
Aggregate indebtedness	$	132,200
Ratio of aggregate indebtedness to net capital		**.50 to 1**

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in The Enteprise Securities Company's unaudited September 30, 2019 Part II A amended FOCUS Report filed on November 25, 2019.

See notes to the financial statements



LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Enterprise Securities Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Enterprise Securities Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Enterprise Securities Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) The Enterprise Securities Company stated that The Enterprise Securities Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Enterprise Securities Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Enterprise Securities Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Albany, New York
November 26, 2019



EXEMPTION REPORT
SEC Rule 17a-5d4

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- The Enterprise Securities Company is broker/dealer registered with the SEC and FINRA.
- The Enterprise Securities Company claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended September 30, 2019.
- The Enterprise Securities Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule of which the identity of the specific conditions are as follows:

  o The firm restricts its business to the sale of limited partnership/LLC, private placements, investment company shares and variable life insurance products.
  o The firm introduces transactions and accounts of customers or brokers or dealers to another registered securities broker/dealer on a fully disclosed basis
  o The firm will not directly or indirectly receive or hold securities or funds payable to itself or for customers.
  o The firm instructs its customers to make checks payable to the clearing broker/dealer, mutual fund, bank escrow agent or other appropriate third party.
  o The firm does not engage in any firm commitment underwritings.

- The Enterprise Securities Company has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of October 1, 2018 through September 30, 2019, without exception.
- The Enterprise Securities Company has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of October 1, 2018 through September 30, 2019.

The above statements are true and correct to the best of my and the Firms knowledge and belief.

Norman A. Pappas, President / CCO
The Enterprise Securities Company



UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by The Enterprise Securities Company and the SIPC, solely to assist you and SIPC in evaluating The Enterprise Securities Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. The Enterprise Securities Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

 **LLP**
Certified Public Accountants

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company
Page Two

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on The Enterprise Securities Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of The Enterprise Securities Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
November 26, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **9/30/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 42662   FINRA   SEP
> ENTERPRISE SECURITIES CO
> 30301 NORTHWESTERN HWY STE 200
> FARMINGTON HILLS, MI 48334-3278

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____*17*_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____*6*_____)
       _____*4-24-19*_____
       Date Paid

   C. Less prior overpayment applied   (_____*256*_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____*245*_____

   G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ❑
       Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Enterprise Securities Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President/CCO
(Title)

Dated the _*28*_ day of _*October*_, 20_*19*_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
          Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2018**
and ending **9/30/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *5,512,052*

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. *5,500,865*

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions _____

2d. SIPC Net Operating Revenues $ *11,187*

2e. General Assessment @ .0015 $ *17*

(to page 1, line 2.A.)

2